Exhibit 99.8

TELESAT PARTNERSHIP LP If you vote by the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 0266EA Fold • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. Voting Instruction Form (“VIF”) - Annual General Meeting to be held on June 3, 2026 This VIF is solicited by and on behalf of Telesat Corporation. Notes to VIF The undersigned holder(s) (the “holder”) of Class B exchangeable limited partnership units (“Partnership exchangeable units”) of Telesat Partnership LP (“Partnership”) is entitled to instruct Telesat Corporation as general partner of the Partnership (the “General Partner”) to provide instructions to TSX Trust Company (as trustee of Telesat Corporation Trust) as to the exercise of the votes comprised in the voting rights attached to the Class B Special Voting Share of Telesat (the “Special Voting Share”) for each Partnership exchangeable unit owned of record by the holder on the record date of April 9, 2026 (the “Beneficiary Votes”) at the Meeting as follows: 1. for the Trustee to cast and exercise the Beneficiary Votes as indicated below; OR 2. give a proxy to designated agent or representative of Management of Telesat (a “Management nominee”) to exercise, as proxy of the Trustee, the Beneficiary Votes as indicated below. Should a holder of Partnership exchangeable units want to exercise personally the Beneficiary Votes with respect to the Special Voting Share, such holder must provide instructions to the General Partner by no later than May 27, 2026, and the General Partner will instruct the Trustee to sign and deliver to such holder (or its designee) a proxy to the holder (or its designee) permitting the holder or such designee to attend the Meeting and exercise personally, as proxy of the Trustee, the Beneficiary Votes. Unless the holder validly instructs the General Partner to instruct the Trustee to give a proxy in the manner provided herein under “Appointment of Proxyholder”, the holder will be deemed to have instructed and directed the General Partner to further instruct the Trustee to cast and exercise the Beneficiary Votes as indicated below. Notes: 1. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 2. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF. If this VIF is not dated, it will be deemed to bear the date on which it is mailed to the holder. 3. The Beneficiary Votes represented by this VIF will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, the Trustee will not exercise the Beneficiary Votes in respect of that matter or, if a proxy has been given to a nominee, the proxyholder will vote in respect of that matter as recommended by the Board of Directors of Telesat. 4. The Beneficiary Votes represented by this VIF will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder if the holder has specified a choice with respect to that matter. 5. If a proxy is given pursuant to an instruction in this VIF, that proxy will confer discretionary authority in respect of any matters for which the holder has not provided any direction herein, as well as amendments or variations Fold to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof. 6. This VIF should be read in conjunction with the accompanying documentation provided by Management. Instruction submitted must be received by 5:00 p.m., Eastern Time, on May 27, 2026. If the holder is appointing a proxy, such instructions must be received by 5:00 p.m., Eastern Time, on May 26, 2026. VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Internet To Receive Documents Electronically To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this document. 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com Security Class Holder Account Number

Appointment of Proxyholder

I/We being holder(s) of Class B exchangeable limited partner units of **Telesat Partnership LP** hereby instruct and direct the General Partner to direct the Trustee to give a proxy to:

Print the name of the person you are appointing in the box to the left. To give a proxy by Management Nominee print Daniel S.Goldberg or Christopher DiFrancesco

To exercise all of the Beneficiary Votes, as proxyholder of the Trustee with full power of substitution and to attend, act and to vote for and on behalf of the Trustee with respect to the Beneficiary Votes in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Annual General Meeting** of shareholders of **Telesat Corporation** to be held online at **https://meetnow.global/M4DTZXP**, on **June 3, 2026 at 1:30 p.m., Eastern Time** and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Michael Boychuk	☐	☐	02. Janet Yeung	☐	☐	03. Jane Craighead	☐	☐
04. Richard Fadden	☐	☐	05. Daniel S. Goldberg	☐	☐	06. Henry (Hank) Intven	☐	☐
07. David Morin	☐	☐	08. Dr. Mark H. Rachesky	☐	☐	09. Guthrie Stewart	☐	☐
10. Michael B. Targoff	☐	☐						

Fold

2. Appointment of Auditors

	For	Withhold
Appointment of Deloitte LLP Chartered Professional Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

Fold

Authorized signature(s)

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting.
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Signing Capacity

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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